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CONTACT:
- --------
Daniel H. Burch
(212) 929-5748
Neil J. Call
(212) 929-5804


FOR IMMEDIATE RELEASE:
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               SPECIALTY CHEMICALS CEO SENDS STOCKHOLDER LETTER
        CRITICIZING OPPOSITION STOCKHOLDER COMMITTEE IN PROXY CONTEST

              COMPANY COMMENCES LITIGATION AGAINST THE COMMITTEE

MACEDONIA, OHIO, May 16, 1995 -- Specialty Chemical Resources, Inc. (AMEX: CHM) today announced that Edwin M. Roth, Chairman and Chief Executive Officer, has sent a letter to all stockholders sharply criticizing the qualifications of the stockholder Committee which has launched a proxy contest for control of the Company's Board of Directors at its upcoming Annual Meeting scheduled for June 8.

The Company also announced that it has commenced litigation in the United States District Court for the Northern District of Ohio against the Committee and its six nominees. Specialty Chemical's complaint alleges that the Committee and its nominees violated both federal securities laws and state law by making false and misleading statements in their proxy solicitation materials.

The full text of Mr. Roth's letter to stockholders is as follows:

                                    # # #
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 (LOGO)                 SPECIALTY CHEMICAL RESOURCES, INC.

                             9100 Valley View Road
                             Macedonia, Ohio 44056

                                                                    May 15, 1995

DEAR STOCKHOLDER:

     Without warning, Charles L. Woolley, an unemployed bakery executive from Chicago, along with five other self-described "concerned" shareholders, have mounted an 11th hour attack to try to gain control of your Company at our upcoming Annual Meeting scheduled for less than four weeks from today.

                        DO NOT BE MISLED BY MR. WOOLLEY
                    AND HIS FIVE JOHNNY-COME-LATELY COHORTS

     DON'T HAND OVER CONTROL OF YOUR COMPANY TO MR. WOOLLEY OR HIS COMMITTEE. THEY ARE NOT OFFERING TO PAY YOU ANYTHING FOR YOUR SHARES. REJECT THEIR BID FOR YOUR VOTE BY SIGNING, DATING AND MAILING YOUR WHITE MANAGEMENT PROXY TODAY.

     Take a closer look at the FACTS about these first time corporate raiders:

     - Not even ONE of these purportedly "concerned" shareholders -- who want to be elected to your Board -- OWNED A SINGLE SHARE OF SPECIALTY CHEMICAL STOCK BEFORE THIS YEAR.

     - Their total investment in Specialty Chemical is 10,400 shares -- PURCHASED FOR LESS THAN $40,000. In sharp contrast, your current Board owns directly 721,517 shares of common stock -- MORE THAN 18% OF THE COMPANY.

     - Mr. Woolley, a former food company executive, who during his unemployment says he has been "studying" your company -- FOR A GRAND TOTAL OF SIX MONTHS -- NOW APPARENTLY FEELS QUALIFIED TO BE YOUR COMPANY'S PRESIDENT.

     - Woolley's cohort, Jeffrey A. Bott, who was "LET GO" in June of last year after serving as chief financial officer of a consumer products paint company -- wants a job as your Company's chief financial officer.

     - Naturally, both Mr. Woolley and Mr. Bott claim they will INITIALLY take less in salaries -- albeit by a small amount -- than Specialty Chemical is currently paying Corey Roth and myself. This self-serving offer is coupled with false charges that our compensation has dramatically increased when it has in fact declined since 1991, the year before our public offering.

     - Ask yourself why they should get ANY salary while they attempt to "learn on the job" your Company's business -- at your expense.

     We grant that Mr. Woolley and some of his hand-picked candidates may have fancy pedigrees that look somewhat impressive on the surface. You should remember, however, that their business experience has been completely unrelated to Specialty Chemical's operations in custom designing, formulating and manufacturing aerosol products for industrial and commercial uses.

     FURTHERMORE, MR. WOOLLEY'S MISLEADING CHARACTERIZATION OF THE FINANCIAL CONDITION AND PERFORMANCE OF YOUR COMPANY CONVENIENTLY IGNORES THE FACT THAT YOUR BOARD AND MANAGEMENT TEAM OVERCAME A MAJOR PLANT FIRE TWO YEARS AGO WHICH VIRTUALLY DESTROYED OUR ENTIRE FACILITY. DURING THAT DIFFICULT TIME, WE WORKED HARD TO MAINTAIN OUR EXISTING BUSINESS WHILE REVAMPING SUCCESSFULLY OUR MANUFACTURING OPERATIONS.

     Specialty Chemical invested $8 million from insurance proceeds in new, state-of-the-art manufacturing equipment and facilities. We are now almost finished with completely consolidating all production and operations into two locations in order to greatly improve profitability and increase efficiencies. Our customers have been extremely loyal throughout this trying period.

             IT IS NOW TIME FOR YOU AND ALL OUR SHAREHOLDERS TO BE
               REWARDED FOR YOUR PATIENCE AND YOUR UNDERSTANDING

     We urge your to support your current Board and management by voting the enclosed duplicate WHITE proxy. Stick with the team that has successfully managed Specialty Chemical throughout the most difficult period in its history and has the Company well positioned for success in the balance of 1995 and the coming years.

     - We have booked a sizeable increase in order intake in the first quarter of $12.0 million, compared with $10.0 million in the same quarter last year -- AN INCREASE OF 20%.

     - These orders will show up as sales for the second and third quarters and add to our conviction that we can report significant profits for the third and fourth quarters -- probably enough to recover all losses so far this year.

     - THE STOCK MARKET HAS RECOGNIZED THE COMPANY'S IMPROVED PERFORMANCE AND BETTER PROSPECTS AS WELL. Trading in Specialty Chemical stock has risen from $3 per share on the last trading day of 1994, to current levels of approximately $4 per share -- AN INCREASE OF ABOUT 33%.

     - Even while we rebuilt our manufacturing facilities and installed new equipment, YOUR COMPANY'S CASH FLOW REMAINED STRONG. This is best evidenced by the fact that your Company's tangible net worth has been steadily growing from $4.0 million at March 31, 1992 to $5.0 million at the end of that year, and now totals $8.3 million at year end 1994 -- AN INCREASE OF 107% OR MORE THAN $1.00 PER SHARE IN THE LAST THREE YEARS.

     - The annual savings projected from our plant consolidations will be more than $500,000 and should significantly benefit 1995's third and fourth quarter results -- and have even more of an impact in 1996.
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     -   Our customers are responding well to our renewed capabilities and our ability to produce for them even under the adverse conditions caused by the fire and rebuilding process. In addition to the 20% growth in first quarter order intake, we have just received a $750,000 initial order from a new customer whose volume could exceed three to four million dollars annually.

     - We will soon be introducing a new Barrier Pack Can, with significant technological advantages over any competing product, from which we quickly expect a favorable bottom line impact.

                        REJECT THE WOOLLEY-HEADED SLATE.
                       SIGN YOUR WHITE PROXY CARD TODAY!

     UNLIKE YOUR CURRENT BOARD AND MANAGEMENT, WOOLLEY AND HIS SLATE HAVE NO REAL PLANS OR STRATEGY FOR IMPROVING SPECIALTY CHEMICAL. HOW COULD THEY? THEY HAVE NO RELEVANT EXPERIENCE IN OUR BUSINESS AND NO REAL UNDERSTANDING OF WHAT IT TAKES TO BE SUCCESSFUL IN IT. THEY HAVEN'T EVEN BEEN SHAREHOLDERS FOR HALF A YEAR.

     Please vote your WHITE proxy card today. Only your latest dated proxy will be counted. Do NOT sign The Woolley Committee's BLUE proxy, even as a protest by withholding your vote, because you may in effect cancel your vote for management's candidates.

     On behalf of the Board of Directors, thank you for your continuing support of Specialty Chemical Resources.

                                         Sincerely,

                                         EDWIN M. ROTH
                                         Chairman and Chief Executive Officer

      If you have questions or need assistance in your voting shares please contact:

                                   MACKENZIE
                                 PARTNERS, INC.
                                156 Fifth Avenue
                            New York, New York 10010
                         (212) 929-5500 (call collect)
                                       or
                         CALL TOLL-FREE (800) 322-2885